Exhibit 99.1

Tangerine Announces Gillian Riley as President and CEO

TORONTO, Nov. 30, 2018 /CNW/ - Tangerine today announced that Gillian Riley will succeed Brenda Rideout as President and CEO, effective December 1, 2018.

As President and CEO, Gillian Riley will be responsible for setting and driving Tangerine's strategic objectives to solidify its position as Canada's leading digital bank.  Gillian is a strategic leader with a proven track record for leading complex transformations and delivering solid business results.  Gillian joined Scotiabank in 1994. Most recently, she held the role of Executive Vice President, Commercial Banking, growing the business significantly in Canada.

"Gillian's appointment today is a reflection of her ability to build strong teams and deliver outstanding business results," said James O'Sullivan, Group Head Canadian Banking, Scotiabank.  "Gillian's extensive experience in retail banking positions her exceptionally well to lead Tangerine during this time of growth."

Brenda has served as President and CEO since 2017 and has been with the organization for over 18 years. She has led many of the Bank's most strategic initiatives including transforming Tangerine as a leading digital bank.

"We would like to thank Brenda for her many contributions to Tangerine," said James. "It has been a pleasure working with Brenda. She has been an important part of Tangerine's success."

About Tangerine Bank
Tangerine is a direct bank that delivers simplified everyday banking to Canadians. With over 2 million Clients and close to $38 billion in total assets, we are Canada's leading direct bank. Tangerine offers banking that is flexible and accessible, products and services that are innovative, fair fees, and award-winning Client service. From no-fee daily chequing and high-interest savings accounts, a Credit Card, GICs, RSPs, TFSAs, mortgages and mutual funds through its subsidiary, Tangerine Investment Funds Ltd., Tangerine has the everyday banking products Canadians need. With over 1,000 employees in Canada, our presence extends beyond our website and Mobile Banking app to our Café locations, Pop-Up locations, Kiosks and 24/7 Contact Centres. Tangerine was launched as ING DIRECT Canada in 1997. In 2012 it was acquired by Scotiabank, and operates independently as a wholly-owned subsidiary.

SOURCE Tangerine

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For further information: For media enquiries, please contact: Jessica Hooker, Canadian Banking Communications, Jessica.hooker@scotiabank.com, 416-866-3792

CO: Tangerine

CNW 09:10e 30-NOV-18